OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-23518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BENJAMIN SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 VETERANS MEMORIAL HIGHWAY, SUITE 210
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	(212) 668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

B.F. BORGERS CPA PC
(Name – if individual, state last, first, and middle name)

5400 W CEDAR AVE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

05/11/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM BAKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BENJAMIN SECURITIES, INC., as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIM KNOWLTON
MY COMMISSION EXPIRES AUG 31, 2025
#HH171896
Bonded through 1st State Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BENJAMIN SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTORY INFORMATION
TOGETHER WITH AUDITOR'S REPORT
AS OF AND FOR THE YEAR ENDED JUNE 30, 2022

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2022

Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to Claims of Creditiors	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplemental Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)	12
Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)	12
Report of Independent Registered Public Accounting Firm	13
Exemption Report	14

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Benjamin Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benjamin Securities, Inc. (the "Company") as of June 30, 2022, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2020
Lakewood, CO
August 15, 2022

BENJAMIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2022

ASSETS		
Cash and cash equivalents	$	65,398
Due from clearing brokers		179,217
Securities not readily marketable		3
Other assets		10,816
Total assets	$	255,434
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses		74,456
Subordinated loan		50,000
Total liabilities		124,456
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	$	500
Retained earnings		130,478
Total stockholder's equity		130,978
Total liabilities and stockholder's equity	$	255,434

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2022

Revenue:		
Commissions	$	459,190
Advisory Fees		513,545
Other		1,959
Total revenue		974,694
Expenses:		
Employee compensation and related payroll taxes		289,057
Exchange fees and dues		27,512
Commissions and clearance		103,395
Meals, entertainment and auto		38,315
Professional fees		317,481
Data services		19,378
Rent		34,035
Telephone		12,578
Insurance		16,257
Other		29,008
Total expenses		887,016
Net income before Federal Income Tax		87,678
Provision for Federal Income Tax		10,609
Net income	$	77,069

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2022

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances - beginning of year	$ 500	$ 142,409	$ 142,909
Stockholder infusions	-	-	-
Stockholder distributions	-	(89,000)	(89,000)
Net income	-	77,069	77,069
Balances - end of year	$ 500	$ 130,478	$ 130,978

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JUNE 30, 2022

	Subordinated Loan
Balances - beginning of year	$ -
Subordinated loan additions	50,000
Subordinated loan withdrawls	-
Balances - end of year	$ 50,000

The accompanying notes are an integral part of this statement.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

Cash flows from operating activities:		
Net income	$	77,069
Changes in assets and liabilities		
Increase in due from clearing brokers		(32,110)
Decrease in securities not readily marketable		1
Decrease in other assets		3,362
Increase in SBA loan payable		-
Increase in accounts payable and accrued expenses		7,259
Net cash provided by operating activities		55,581
Cash flows from financing activities:		
Subordinated loan		50,000
Distributions to stockholders		(89,000)
Net cash used in financing activities		(39,000)
Increase in cash		16,581
Cash and cash equivalents - beginning of the year		48,817
Cash and cash equivalents - end of the year	$	65,398
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest and penalties	$	315
Taxes	$	10,609

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022

1. Organization and Nature of Business

Benjamin Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the "clearing brokers") that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies
Basis of accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition
Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018, to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees
Advisory fees are earned for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Commission Revenue and Related Clearing Expenses
Commissions for brokering securities transaction, and related clearing expenses are recorded when earned, on a trade date basis.

Other revenue
Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2022 have been disaggregated on the Statement of Income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of June 30, 2022.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of July 1, 2021 and as of June 30, 2022, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2021 and as of June 30, 2022, there were no contract liabilities.

3. Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company is taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2020, 2019 and 2018 remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company believes the impact of the ASU is minimal due to the nature of the lease.

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio was 0.44 to 1. At June 30, 2022, the Company had net capital of $170,159, which was $165,159 in excess of its required net capital of $5,000.

8. Subordinated Loan

FINRA approved a Subordinated Loan Agreement of $50,000 on April 28, 2022, with a maturity date of May 1, 2023. The debt to equity ratio has to remain below 70%. Debt to equity ratio at June 30, 2022 is 28%

SUPPLEMENTARY INFORMATION

BENJAMIN SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2022

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	130,978
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital		50,000
Deductions: nonallowable assets		
Securities not readily marketable		3
Other assets		10,816
Total nonallowable assets		10,819
Net capital	$	170,159

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	74,456

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computed minimum net capital required (The greater of	$	4,964
($5,000 or 6.6667% of aggregate indebtedness)		5,000
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess of net capital	$	165,159
Percentage of aggregate indebtedness to net capital		43.76%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of June 30, 2022.

SCHEDULES II AND III
FOR THE YEAR ENDED JUNE 30, 2022

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Benjamin Securities, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which Benjamin Securities, Inc. (the "Company") stated that the Company's business activities are limited to providing mergers and acquisitions and private placements of securities and that it has not held customer funds or securities and that the Company is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. The Company also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended June 30, 2022, without exception. The Company's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
August 15, 2022

Benjamin Securities, Inc.
Exemption Report
For the Year Ended June 30, 2022

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Benjamin Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

a. All the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **RBC Clearing, Interactive Brokers.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, William Baker, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Authorized Signature:

President/CEO

Title:

August 15,2022

Date: